Date: 29 September 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sasol Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended 30 June 2014, which was filed with the U.S. Securities and Exchange Commission on 29 September 2014.

Very truly yours, Sasol Limited

Date: 29 September 2014
	By:	/s/ DAVID EDWARD CONSTABLE

David Edward Constable
President and Chief Executive Officer
Date: 29 September 2014
	By:	/s/ PAUL VICTOR

Paul Victor
Acting Chief Financial Officer